JULIA ARYEH Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

June 24, 2025

United States Securities and Exchange

Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	CSLM Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed June 6, 2025

File No. 333-283520

Attention: Joseph Cascarano, Robert Littlepage, Jeff Kauten and Matthew Derby

On behalf of our client, CSLM Acquisition Corp., a Cayman Islands company with limited liability (“SPAC” or the “Company”), and CSLM Holdings, Inc. the registrant, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 4 to the Registration Statement on Form S-4 (the “S-4”) filed on June 6, 2025 contained in the Staff’s letter dated June 18, 2025 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 5 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 4 to Registration Statement on Form S-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fusemachines

Quarter ended March 31, 2025, compared to quarter ended March 31, 2024, page 254

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission June 24, 2025 Page 2

1.

We note your analysis regarding Gain/(Loss) on change in fair value of convertible notes and warrant liability. Please revise your disclosures on page 257, and elsewhere as appropriate, to provide a more extensive discussion and analysis of the net changes in fair value as a result of the fair value option on your January 2024 Convertible note and 2019 and 2021 Convertible notes. In particular explain the changes to your significant inputs of the probability-weighted valuation model from your independent fair valuation report that caused the fair value gains and losses for the periods presented.

Response: The Company acknowledge staff’s comment and respectfully advise the Staff that they have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fusemachines” on page 257 to provide a more extensive discussion and analysis of the net changes in fair value as a result of the fair value option on your January 2024 Convertible note and 2019 and 2021 Convertible notes.

2.

We note management obtained and relied upon an independent fair valuation report to value the January 2024 Convertible note and 2019 and 2021 Convertible note. Please tell us whether the independent report was prepared for your use in connection with this offering. If so, please identify the preparer of the fair valuation report as an expert and file its consent or explain to us why you are not required to do so under Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K.

Response: In response to the Staff’s comment, the Company notes that the outside valuation firm that provided the fair value report, prepared such report in connection with the preparation of the Company’s interim financial statements for the period ended March 31, 2025, and such report would have been obtained irrespective of the offering.

We respectfully submit that the third-party provider of the opinion is not “expert” under Rule 436 (“Rule 436”) of the Securities Act of 1933, as amended (the “Securities Act”). Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act (“Section 7”) provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the third party provider is not among the class of persons subject to Section 7 and Rule 436 as “expert” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” The Company has updated the disclosure in the Amendment to clarify that the Company’s management performed the quantitative assessment of Gain/(Loss) on change in fair value, and in doing so considered the fair value report. Accordingly, the Company believes that the third party provider should not be considered “experts” within the meaning of the federal securities laws in line with the guidance relating to disclosures on the use of experts in Securities Act Statements as stated in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

United States Securities and Exchange Commission June 24, 2025 Page 3

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from the fair value report included in the Registration Statement was prepared in connection with the Company’s unaudited interim financial statements required to be included in the Amendment and not specifically for use in the Registration Statement. As a result, the Company respectfully submits that the third party provider of the report is not an expert for purposes of Rule 436 and thus a consent of such parties is not required to be filed as an exhibit.

Exhibits

3.	Please file the Fourth Amended and Restated Promissory Note as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, we have included the Amendment to the 3rd Amended and Restated Promissory Note as an Exhibit to the Amendment.

Should you have any questions about the responses contained herein, please contact me by telephone at (212) 407-4043 (office) or via email at jaryeh@loeb.com.

Sincerely,

/s/ Julia Aryeh

Julia Aryeh

Senior Counsel

Cc: Alexandra Kane